Ecopetrol Announces Changes in Senior Management

Bogotá, July 23, 2026

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) announces the following changes to the Company's senior management:

Bayron Arley Triana Arias, who serves as Executive Vice President of Transition Energies, has submitted his voluntary resignation, effective July 31, 2026. Ernesto Alfonso Gómez Cabarcas, currently General Manager of Refining, is expected to serve as Acting Executive Vice President of Transition Energies effective August 1, 2026, until a permanent appointment is made.

Victoria Irene Sepúlveda Ballesteros, who serves as Corporate Vice President of Organizational Talent, is to remain in her position through August 31, 2026. Juan Pablo Amaya Ibáñez, currently Organizational Talent Manager for Hydrocarbons, is expected to serve as Acting Corporate Vice President of Organizational Talent effective September 1, 2026, until a permanent appointment is made.

Ecopetrol S.A. expresses its gratitude to Victoria and Bayron for their valuable leadership, dedication, and contributions to the Company's achievements, and wishes them continued success in their future professional endeavors.

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla–Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with drilling and exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Investor Relations Office

Email: investors@ecopetrol.com.co

Head of Corporate Communications (Colombia)

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co